UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2004

CREW DEVELOPMENT CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey   KT13 0TT, Great Britain

(Address of principal executive offices)

1. Quarter Two Financial Statements

2. Quarter One Revised Financial Statements

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

 No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Development Corporation.: SEC File No. 12b=#1-11816

(Registrant)

Date: March 1, 2004:       /s/ Frederic Puistienne

                                                      Frederic Puistienne, C.F.O.

DATE: January 20th, 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRWVF

 NEWS RELEASE

First batch of Nalunaq ore delivered to the El Valle processing plant

LONDON, United Kingdom, DATE January 20th, 2004, Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRWVF): Crew Gold Corporation (Crew, “the Company”) is pleased to report that the bulk carrier MV Lake Erie has finished the offloading of approximately 31.000 tones of ore from the Nalunaq gold mine in Greenland operated by Crew’s subsidiary Nalunaq Gold Mine A/S (NGM) at the northern Spanish port of Aviles.

The ore is presently being trucked to the El Valle gold processing plant, situated approximately 70 km from the port.  Approximately 4,000 tonnes of ore, mostly over-sized material, were not included in the initial shipment due to time and weather constraints, but will be shipped and processed at a later stage. The processing of the ore will be finished during the month of February.

The arrangements for the unloading, transport and treatment of the ore at El Valle were made under the terms of a Milling Agreement between NGM and Rio Narcea Gold Mines SA (Rio Narcea). Independent consultants Strathcona Mineral Services will verify the final gold content in the ore delivered to the El Valle processing plant.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact Investor Relations Manager Truls Birkeland at Crew's Oslo Office (TEL +47 2212 1650), or our UK Head Office  (TEL +44 1932 268 755), or by email to IR@crew.no .For more information about Crew, additional contact information or to subscribe to future news releases, please visit our website www.crewgroup.com